EQUINE CO-OWNERSHIP AGREEMENT

This Equine Co-Ownership Agreement ("Agreement") is entered into as of the Effective Date set forth in Schedule I by and between: (i) Resolute Bloodstock, LLC d/b/a Resolute Racing ("Resolute"), and (ii) MRH CF LLC Series Puca 24 ("MRH Series A") and MRH CF LLC Series Puca 24 B ("MRH Series B" and together with MRH Series A, collectively "MRH"). Resolute and MRH are collectively referred to as the "Parties" or the "Co-Ownership" and individually as a "Party". The Parties acknowledge and agree to the following facts:

A. MRH CF LLC Series Puca 24 is a Nevada series limited liability company managed by Experiential Squared, Inc., a Delaware corporation registered in Kentucky. Resolute is a Kentucky limited liability company.

B. The Parties each hold an ownership interest in the horse described in Schedule I attached hereto (the "Horse") and the Parties' ownership in the Horse is in the form of a tenancy in common in the ownership of a chattel. MRH and Resolute shall own and jointly own and manage the Horse pursuant to the terms and conditions set forth in this Agreement.

C. The Parties to this Agreement each have adequate experience within the Thoroughbred industry and with regard to the ownership of a Thoroughbred racing operation. Each Party has been given the equal opportunity to independently inspect the Horse and request any available veterinarian records. Each Party has a right to review information concerning the Horse and contribute opinions and strategy regarding the management of the Horse.

D. The Parties acknowledge that MRH is a Manager Managed individual Series consisting of numerous fractional investors. MRH attempts to provide these investors with certain limited privileges such as stable visits of the Horse, updates regarding the Horse's health, training and race progress, access to the winner's circle in the event Horse wins a race, access to owner's clubs at applicable tracks, and access to the stabling paddock when Horse is running in a race all to the extent allowed by the applicable track. The Parties agree to reasonably cooperate to facilitate MRH's ability to provide these limited privileges, including as set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual benefits and undertakings set forth in this Agreement, the Parties agree as follows:

1. **Formation of Co-Ownership**. The business of the Co-Ownership shall be conducted under the name set forth in Schedule I of this Agreement and the Horse shall race under the Racing Silks identified in Schedule I of this Agreement. The use of the term "Co-Ownership" to refer to the aggregate of persons owning the Horse as tenants in common pursuant to the terms and limitations of this Agreement is solely for convenience, and is not intended, and shall not be deemed to imply that such Co-Ownership constitutes a partnership, association, legal person or jural entity. FOR THE AVOIDANCE OF DOUBT, FRACTIONAL INVESTORS IN THE MRH INDIVIDUAL SERIES FOR THIS HORSE (EXCLUDING RESOLUTE) (collectively, the "Shareholders") ARE NOT CO-OWNERS OF THE HORSE OR PARTIES UNDER THIS AGREEMENT.

2. **Relationship of the Parties Among Themselves**. The relationship of the Parties among themselves shall be that of tenants in common of the Horse subject to the terms and limitations herein. The Parties shall jointly manage the Horse and vote on major decisions regarding the Horse as outlined in Schedule I.

3. **Contributions and Percentage Ownership**. The Horse's respective ownership percentage and Purchase Price for MRH and the Resolute is reflected in Schedule I. Schedule I will specify whether the sale was pursuant to a private sale or pursuant to a public auction and whether there is a purchase agreement or bill of sale. The Parties agree to cooperate in maintaining registration of the Horse with the Jockey Club and paying any associated fees in proportion to the percentage of ownership in the Horse.

4. **Warranty of Title and Indemnity**. The Parties warrant to one another that they will not encumber, hypothecate or take any action that will affect title to the Horse. Each Party further warrants and represents that there is no claim, action, suit, proceeding, arbitration, investigation or hearing or notice of hearing threatened or pending against the Party that is before any court, governmental body, administrative authority or any private arbitration tribunal that could affect in any way the Parties' ownership interest in the Horse. In the event any claims or demands are made against the Horse, the Party causing the claim shall indemnify, defend and hold the other Party/Parties harmless against such claim or demand at its sole cost and expense, including reasonable attorney's fees which may arise by reason thereof.

5. **Commissions and Taxes**. Each Party shall disclose any and all commissions paid to or received by any individual arising from the acquisition of the Horse or relating to this Agreement in any way. Each Party shall be liable and shall

pay their own share of any taxes that may be due by reason of the sale and conveyance of the Horse upon the final sale of the Horse and dissolution of this Agreement.

6. **Insurance**. Each Party has their own right and responsibility to decide whether to insure (mortality or otherwise) and for what amount they will insure its ownership interest in the Horse.

7. **Ownership Privileges**. Each Party shall be entitled to full ownership privileges that are available to a partial owner of a horse. MRH shall have the ability to pass along these ownership privileges, at its discretion, to the fractional investors in MRH Series A. With regard to merchandise, each Party is entitled to 100% of the proceeds of any merchandise sold by that Party; provided, however, that for all merchandise sold by MRH relating to the Horse, MRH shall pay Resolute a royalty equal to twenty-percent (20%) of net sales proceeds. To the extent any of the above privileges are limited, such limitations shall be set forth in Schedule I and allocated on a pro-rata basis based on the percentage of ownership.

8. **Publicity Rights and Marketing Content**. Each Party agrees that its name, likeness and the name and likeness of the Horse may be used in marketing and commercial materials that are directly attributable to the Horse distributed by any other Party. The Parties acknowledge and agree that this constitutes a limited license and no other rights to the name, image and likeness of a Party are to be deemed granted hereunder. The license granted by the Parties pursuant to this Section may be revoked by either Party at any time, with or without cause. Any use of the name, image and likeness of a Party by the other Party hereunder shall be limited solely to direct marketing materials with respect to the Horse and shall conform in all respects to the quality standards maintained by the Party whose name image and likeness is being used.

9. **INTENTIONALLY OMITTED**

10. **Right of First Refusal**. If a Party elects to sell ("Selling Party") his/her/its full or partial interest in the Horse to another third-party, such Selling Party shall first offer such interest to the other Party (or Parties) in equal parts ("Non-Selling Party/Parties") on the same terms and conditions as are offered to such third party (the "Offered Terms"). Non-Selling Party/Parties shall have five (5) days which to accept such offer based upon the Offered Terms. If the Non-Selling Party/Parties do not accept said offer within said period, the Selling Party shall be free to sell such interest to the third-party subject to the Offered Terms. If Selling Party does not enter into an agreement with the third party on the Offered Terms and such transaction does not close within thirty (30) days, the Selling Party's right to sell an interest in the Horse to such third party shall expire and the procedure set forth in this Section shall be applicable again. Any third party or new owner shall agree to be bound by the terms and conditions of this Agreement as a condition of purchasing the offered interest. It is not necessary that all Non-Selling Parties being offered the right of first refusal agree to accept the offer: It will suffice if any number of Non-Selling Parties agree to accept the offer as long as the full terms and conditions being offered to such third party are met. This Section does not apply to MRH's sale of ownership interests to Shareholders.

11. **Term**. The term of this Agreement is set forth in Schedule I and shall continue until the earlier to occur of the following: i) the Termination Date (if applicable) set forth in Schedule I unless it is extended unanimously by the parties ii) the date the Horse is sold by the Co-Ownership or acquired in a claiming race or by other legal means; iii) the death of the Horse; or iv) the dissolution of the Co-Ownership pursuant to a unanimous vote of the Parties.

Upon termination or dissolution of the Co-Ownership, the affairs of the Co-Ownership shall be wound up and its assets liquidated in a reasonable manner. The assets of the Co-Ownership shall be applied to the following purposes in the following order: (a) to pay or provide for all amounts owed by the Co-Ownership to creditors other than one of the Parties, including without limitation, to pay for the expenses of winding up the Co-Ownership affairs; (b) to pay or provide for payment of amounts owed to any of the Parties under this Agreement or agreements validly entered into by the Parties; and (c) the balance, if any, shall be distributed to the Parties in accordance with their respective ownership interests in the Horse. The winding up shall be conducted by the Parties. Upon making of all distributions required under this Agreement, the Parties shall execute, acknowledge, deliver and file of record all documents required to terminate the existence of the Co-Ownership under applicable law.

12. **Principal Office**. The principal office and place of business of the Co-Ownership is set forth in Schedule I.

13. **Subsequent Contributions**. Each Party shall be responsible for the timely payment of its pro-rata portion of all expenses incurred in connection with the Horse (including, with respect to Resolute, any membership interests in MRH or its series).

a.   Expenses include, but are not limited to the costs of board, feed, training, medications and supplements, veterinary costs, farrier costs, transportation, training, entry fees, jockey and trainer commissions, and professional fees.

b.　　　　Nothing contained herein shall be construed as an impairment of a challenge to any expense for billing irregularities, services that were not performed correctly, defective goods, late delivered goods, or any other good cause. In the event of a refund, the Parties shall receive their pro-rata share of such refund.

c.　　　　If any Party (the "Defaulting Party") shall fail to pay all or any part of its share of an expense when due (the "Defaulting Party's Share") and the other Party (the "Paying Party") pays the Defaulting Party's share (the "Default Payment"), the other Party shall give Defaulting Party a 15-day period (after written notice by certified mail) within which to reimburse Paying Party. At the end of the 15-day period referred to above, the ownership interests of each Party shall be adjusted pro rata to make up for the payment made by the Paying Party. In such event, the Parties shall have the Horse appraised by an independent third party appraiser. If the Parties are unable to agree on a single appraiser, each Party shall select its own appraiser and the two appraisers shall appoint a third appraiser whose appraisal of the Horse shall be deemed the fari market value of the Horse at such time. Any adjustment in the ownership shall be based on the amount of the Default Payment compared to the fair market value of the Horse at such time. The fees of the appraiser shall be paid pro rata by the Parties. If the readjustment is not adequate to compensate for the Default Payment, the Paying Party may pursue any other action permitted by law.

14. **Distributions**. Distributions shall be made in a timely manner based on percentage of ownership of the Horse.

15. **Parties**. No Party shall have the power or authority to bind the Co-Ownership unless the Party has been authorized in writing by the Co-Ownership to act as an agent of the Co-Ownership. Meetings of the Parties shall be held as set forth in Schedule I.

16. **Full Sale of the Horse**. In the event that there is a written offer to purchase 100% of the Horse from a third party, the Party receiving the offer must communicate it timely to the other Party/Parties. The Parties shall discuss the offer and decide unanimously if the offer shall be rejected, accepted or if a counteroffer shall be made. For clarity, MRH Series A shall retain full discretion over the sale and issuance of Units MRH Series A representing a 25% interest in the Horse. Provided, however, any sale, transfer, or conveyance of MRH Series A's remaining interest in the Horse, shall require prior written consent of Resolute. This Agreement shall not permit MRH to compel the sale of more than its 25% interest in the Horse without such consent.

17. **INTENTIONALLY OMITTED**

18. **Authority.** The Parties executing this Agreement warrant and represent they have full right, power and authority to enter into this Agreement.

19. **Notice**. All notices or communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and sent certified mail, return receipt requested, with postage prepaid, to the addresses set forth in Schedule I to this Agreement, or such other address or addresses as a Party shall have designated by notice to the other parties in writing. Written notice will also suffice via email if the email addresses being used are ones that are regularly utilized by the Parties for business communications. Notice will be effective on the date of actual, verifiable delivery of the Notice by one of the methods set forth above.

20. **Counterparts**. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the Parties hereto, notwithstanding that all of the Parties are not signatory to the original or the same counterpart.

21. **Survival of Rights**. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the Parties hereto and their respective shareholders, officers, directors, heirs, legatees, legal representatives, successors, transferees and assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

22. **Severability**. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable and such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

23. **Construction and Section Headings**. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto. The captions of the Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

24. **Law.** This Agreement shall be construed according to the laws of the Commonwealth of Kentucky.

25. **Pronouns and Plurals**. Whenever the context may require, any pronoun used in this Agreement should include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

26. **Entire Agreement**. This Agreement and the exhibits hereto constitute the entire agreement of the Parties with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to, the subject matter hereof.

27. **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

28. **Attorneys' Fees**. In the event of any litigation, arbitration or other dispute related to or arising as a result of or by reason of this Agreement, the prevailing Party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute from the non-prevailing Party. Attorney's fees include any incurred on appeal in any matter or for any post judgment proceeding to collect or enforce a judgment.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

RESOLUTE BLOODSTOCK, LLC
d/b/a RESOLUTE RACING

Signed by:

Signature: Chelsey Stone
4C1B39F90997403...

Date: May 2, 2025

By: Chelsey Stone

Title: Chief Operating Officer

MRH CF LLC SERIES PUCA 24

DocuSigned by:

Signature: Michael Behrens
52CB629A1CDB42C...

Date: May 2, 2025

By: Michael Behrens

Title: Manager

MRH CF LLC SERIES PUCA 24 B

DocuSigned by:

Signature: Michael Behrens
52CB629A1CDB42C...

Date: May 2, 2025

By: Michael Behrens

Title: Manager

102928:230000:10101881:v5

<u>Schedule I</u>

<u>Effective Date (Closing Date)</u>: May 2, 2025

<u>Owners and percentage ownership</u>:   MRH CF LLC Series Puca 24…………….....…....….(25)%
                                        MRH CF LLC Series Puca 24 B…………....…....….(26)%
                                        Resolute Bloodstock, LLC d/b/a Resolute Racing …………(49)%

<u>Auction info (or Private Sale)</u>:   Private Sale of 51% interest

<u>Purchase price paid by each Party</u>:   MRH CF LLC Series Puca 24….……………..…$2,295,000
                                          Resolute Bloodstock, LLC d/b/a Resolute Racing   ……..$N/A

<u>Purchase Value (if different than above)</u>:

<u>Address for each Owner</u>:

MyRacehorse
2456 Fortune Drive Suite 110
Lexington, KY 40509

Resolute Bloodstock, LLC d/b/a Resolute Racing
1936 West Leestown Road
Midway, KY 40347

<u>Principal Office of Co-Ownership</u>: N/A

<u>Horse Description</u>:

    Registered name: unnamed
    Sex: Colt
    Color: Chestnut   Markings:
    Horse's foaling date: April 4, 2024   Breed: Thoroughbred
    Registration number: Microchip# (if any):
    Passport # (if any):
    Co-Ownership Name: Resolute Racing and MyRacehorse
    Racing Silks: Rotation allocated 75% to Resolute Racing and 25% to MyRacehorse. The first three races in which the Horse races will be raced in the silks of Resolute Racing and the fourth race in which the Horse races will be raced in the silks of MyRacehorse, and the allocation will repeat thereafter
    Trainer or Boarding Farm: Chad Brown or other

Major Decision Rights: (U) = Unanimous Vote of the Parties; (M) = Majority Vote (greater than 50%)
    •• Selection of Horse: U (due diligence and selection done by each Party)
    ••Training (Selecting/Changing the trainer): U
    ••Pre-racing Boarding: U
    ••Race Selection: U
    ••International Travel : U
    ••Racing in Claiming Races (must be specifically authorized): U
    ••Authorization for Humane Destruction in non-emergency situation: U
    ••Surgeries and Major Medical Decisions: U

••Gelding the Horse (if it's a colt): U
••Breeding the Horse: U
••Marketing and acquiring sponsorships: U, revenues split pro-rata
••Selling the Horse: (Subject to Sections 16) U
••Retirement and Determination of Post-Racing Career of Horse: U

Day-to-Day Activities:

It is understood and agreed that the Parties collectively have/will use their substantial race management expertise to select a trainer appropriate for the success of the Horse. The selection or removal of the trainer is by the unanimous vote of the Parties. The trainer is hired by the Parties and is jointly delegated the authority by the Parties to oversee the day-to-day training of the Horse in direct consultation with the Parties, subject to the Major Decision Rights above and throughout this Agreement. The trainer is tasked with ordinary training duties such as physical training, dietary needs, routine veterinary care, transportation logistics and race/jockey options.

Each Party has the right and authority to contribute input and feedback to the trainer regarding such day-to-day activities, but it is each Party's individual responsibility to interact with the trainer regarding such decisions.

The person in charge of the care and custody of the Horse can also make veterinary decisions when the Horse is in a life-threatening situation and there is not sufficient time to contact the Parties. It is understood that each Party shall receive notice of injuries and illnesses from the person in charge of the care and custody of the Horse and is authorized to have communications with the veterinarian administering treatment.

Access and Engagement

It is understood and agreed that during the Horse's yearling year, the Horse will be boarded at Resolute Farm. Resolute Racing will reasonably provide MyRacehorse with regular and ongoing access to the Horse for regular updates and reasonable content creation by MyRacehorse. Additionally, when reasonably available, Resolute Racing will provide reasonable access to Resolute Farm for at least three farm tours by MyRacehorse representatives and investors upon reasonable notice.

Additional Acknowledgements/Agreements:

-Limitations on Ownership Privileges: Paddock passes on a pro-rata basis
-Termination Date or Date Horse will be sold at public auction: N/A
-Special meetings of Parties: As needed.